Exhibit 23.2

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the registration statements (Nos. 333-211886 and 333-225670) on Form S-8 and (No. 333-223744) on Form S-3 of NantHealth, Inc. of our report dated March 16, 2018, with respect to the consolidated and combined financial statements of NantOmics, LLC and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2017, and the related consolidated and combined statements of operations and comprehensive loss, changes in members’ equity, and cash flows for the year ended December 31, 2017, and the related notes to the consolidated and combined financial statements, which report appears in the Annual Report on Form 10-K of NantHealth, Inc. for the year ended December 31, 2018.

/s/ Mayer Hoffman McCann, P.C.

Los Angeles, California
March 29, 2019